FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica – Telco Agreement	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4 % of the voting share capital of Telecom Italia S.p.A.) have reached an agreement by virtue of which:

•	As of today, Telefónica has subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 323,772,468 euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%. The current governance at Telco, S.p.A.’s level remains unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both Telefónica and Telecom Italia S.p.A. are present.

Telco, S.p.A. will use the proceeds received from the capital increase to reduce its banking debt.

•	Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117,227,532 euros in cash and receiving in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital will be then increased to 70%.

Telco, S.p.A. will use the proceeds received from the second capital increase to partially repay its notes.

•	Starting from January 1, 2014, subject to receiving any required relevant anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of the non-voting shares in Telco, S.p.A. held by Telefónica, reaching a maximum of 64.9 % of the voting share capital of Telco, S.p.A.

•	The Italian shareholders of Telco, S.p.A. have granted to Telefonica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefonica starting from January 1, 2014 while the Shareholders Agreement remains in effect, except (i) between June 1,2014 and June 30, 2014 and between January 15, 2015 and February 15, 2015, and (ii) during certain periods, in case the Italian shareholders Telco, S.p.A. request the demerger of Telco, S.p.A.

The purchase price of the shares, payable in cash, will be based on the equity of Telco, S.p.A. at the end of the month prior to the closing. For this purpose, the value of the shares in Telecom Italia S.p.A. held by Telco, S.p.A. will be valued at the higher of: (i) 1,10 euros per share of TI, and (ii) the average closing trading price of the 30 days prior to the call option exercise notice.

•	As of today, Telefónica will acquire from the remaining Telco, S.p.A.’s shareholders 23.8% of the non-convertible notes issued by Telco, S.p.A., in exchange of 39,021,411 Telefónica’s treasury shares, which represent 0.9 % of its share capital. In this respect, the remaining Telco, S.p.A.’s shareholders have committed: i) to refrain from selling the aforementioned shares during the next 15th business days, and ii) to assume some restrictions that, in case of sale, ensure an orderly sale of such shares.

•	Telefónica has assumed a standstill obligation under which Telefónica commits not to buy shares in Telecom Italia S.p.A. except if a third party acquires a relevant stake (10% or higher) in the aforementioned company.

Madrid, 24 September 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 24th, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors